



Valdeyan Corp
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $124,000

Offering End Date: April 16, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Valdeyan Corp

Founded: April 27, 2018

Address: 277 Smith St
            Brooklyn, NY 11231

Industry: Full-Service Restaurants

Employees: 9

Website: https://www.whitemaizebk.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- FF&E and inventory
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 6,393 Followers





Business Metrics:

	FY21	FY22	YTD 12/31/2023
Total Assets	$12,323	$8,361	$76,997
Cash & Cash Equivalents	$12,323	$8,361	$40,297
Accounts Receivable	$0	$0	$0
Short-term Debt	-$160,328	-$114,216	$42,421
Long-term Debt	$0	$0	$0
Revenue	$849,951	$884,467	$1,306,148
Cost of Goods Sold	$361,621	$387,802	$493,458
Taxes	$0	$0	$0
Net Income	$46,118	-$50,074	$74,577

Recognition:

Valdeyan Corp (DBA White Maize) is proud to serve real food with no artificial additives, made from scratch and fresh daily, and 97% of their menu is gluten-free. Their motto is to keep spreading food culture through every single dish that comes out of their kitchen in a sustainable and profitable way.

About:

Valdeyan Corp (DBA White Maize) is an enchanting food haven based in Brooklyn known for its mouthwatering Venezuelan-inspired Latin American cuisine. It has now brought its vibrant charm to the bustling streets of Chelsea in Manhattan, dishing out the beloved flavors cherished by Brooklyn locals.

For more information, contact our Customer Support Team at support@thesmbx.com

